Exhibit 14.1

April 30, 2015

Grupo Financiero Santander México, S.A.B. de C.V.
Prolongación Paseo de la Reforma No. 500
Módulo 208
Lomas de Santa Fe
México, D.F.
C.P. 01219

Re: Related Party Transactions Item 7.B.2. Form 20-F

Ladies and Gentlemen:

I am the General Legal Director of Grupo Financiero Santander México, S.A.B. de C.V., a Sociedad Anónima Bursátil organized and existing under the laws of the United Mexican States (the “Company”), and have acted as counsel to the Company in connection with the reportable related-party transactions under Item 7.B.2 of Form 20-F. This opinion is being furnished to you pursuant to Instruction 3 to Item 7.B. of Form 20-F.

Banco Santander (México), S.A., Institución de Banca Multiple, Grupo Financiero Santander México, subsidiary of the Company ("Banco Santander"), is duly organized and validly existing and holds the proper authorization to operate as a credit institution (institución de banca múltiple), organized and existing under the laws of the United Mexican States.

Pursuant to the foregoing, Banco Santander is subject to the Mexican banking laws, rules and regulations, and in particular the Credit Institutions Law (Ley de Instituciones de Crédito) ("LIC"). Banco Santander is also under the supervision of the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) ("CNBV”) as well as the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público).

In connection with the foregoing, I have reviewed the laws, rules and regulations that I have deemed appropriate, and in this regard, section 142 of the LIC as recently amended (formerly article 117), prohibits credit institutions to disclose information on the deposits, services or any other type of operations to any other person than the corresponding depositor, creditor, holder or beneficiary or its legal representatives, as well as any Mexican judicial authority as a result of a subpoena and to tax authorities by request of the CNBV.

Based on the foregoing, I am of the opinion that Banco Santander, a subsidiary of the Company, cannot disclose to the Company the information required to be set forth in Item 7.B.2 of Form 20-F, because such disclosure would conflict with the LIC.

This opinion is limited to matters of Mexican law in force on the date hereof. I express no opinion with respect to the law of any other jurisdiction.

This opinion is given as at the date hereof and I disclaim any obligation or undertaking to advise any person of any change in law or fact which may come to our attention after the date hereof.

Very Truly Yours,
By:	/s/ Fernando Borja Mujica
	Name:	Fernando Borja Mujica
	Title:	General Legal Director Grupo Financiero Santander México, S.A.B. de C.V.